EXHIBIT 99.1

For Immediate Release	Date: August 30, 2024
24-27-TR

Teck Announces New Structure to Support Energy Transition Metals Growth

Vancouver, BC – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced a new business structure to support its shift to a pure-play energy transition metals company focused on growth.

“This new structure will ensure Teck is optimally positioned to operate safely, efficiently and responsibly while capitalizing on profitable growth opportunities and enhancing value for our shareholders and all stakeholders,” said Jonathan Price, President and CEO. “This change simplifies our business with a streamlined executive leadership team and regional structure to support our strategy focused on growth in copper, balanced with shareholder returns and the long-term resiliency of our business.”

The new business structure organizes Teck around two regional business units:

•	The North America business unit, which includes Highland Valley Copper, Red Dog and Trail operations, and the Galore Creek, Schaft Creek, and New Range copper growth projects.

•	The Latin America (LATAM) business unit, which includes Carmen de Andacollo and Quebrada Blanca operations, Teck’s interest in Antamina, and the Zafranal, San Nicolas, and NuevaUnión copper growth projects.

The North America and LATAM business units will be supported by enterprise-wide functions and a dedicated Projects group that will develop and execute brownfield and greenfield projects.

In alignment with Teck’s new organizational structure, effective September 1, 2024, the executive leadership team reporting to President and CEO Jonathan Price has been reshaped:

•	Ian Anderson, currently Senior Vice President (SVP) and Chief Commercial Officer, has been appointed Executive Vice President (EVP) and Chief Commercial Officer, responsible for margin enhancement through sales and procurement strategies and execution.
•	Shehzad Bharmal, currently SVP, Base Metals, has been appointed EVP and Chief Operating Officer, responsible for driving safety, operational excellence and asset optimization at Teck’s operations across the North America and LATAM regional business units.
•	Jeff Hanman, currently SVP, Sustainability and External Affairs, has been appointed EVP and Chief Strategy Officer, responsible for developing and activating corporate strategy and transformation initiatives to position Teck as a leading producer of energy transition metals.

•	Nic Hooper, currently SVP Corporate Development, has been appointed EVP and Chief Corporate Development Officer, responsible for corporate development and value creation through portfolio optimization and Teck’s extensive exploration activities.
•	Karla Mills, currently SVP, Projects, has been appointed EVP and Chief Project Development Officer, responsible for accelerating growth by ensuring excellence in all aspects of the delivery of our portfolio of copper growth projects.
•	Crystal Prystai, currently SVP and Chief Financial Officer, has been appointed EVP and Chief Financial Officer, responsible for overall financial management at Teck including the allocation of capital to fund growth, maintain a resilient balance sheet, and return cash to shareholders.
•	Charlene Ripley, currently SVP and General Counsel, has been appointed EVP and Chief Legal and Sustainability Officer, responsible for maintaining Teck’s leading sustainability performance, and supporting the business through our legal, risk and compliance functions.
•	Dean Winsor, currently SVP and Chief Human Resources Officer, has been appointed EVP and Chief People Officer, responsible for human resources, development of our world-class talent, and the progression of a diverse, respectful and inclusive workplace.

“This executive leadership team bring to their portfolio an incredible breadth of experience and I look forward to working with them to unlock the full value of our premium energy transition metals portfolio and leading copper growth pipeline,” said Price.

Fraser Phillips, Senior Vice President, Investor Relations and Strategic Analysis, has announced his planned retirement in the first quarter of 2025. He will continue to lead Teck’s investor relations function in the interim.

More information Teck’s leadership team is available at www.teck.com/about/leadership.

About Teck
Teck is a leading Canadian resource company focused on responsibly providing metals essential to economic development and the energy transition. Teck has a portfolio of world-class copper and zinc operations across North and South America and an industry-leading copper growth pipeline. We are focused on creating value by advancing responsible growth and ensuring resilience built on a foundation of stakeholder trust. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:

Fraser Phillips

Senior Vice President, Investor Relations and Strategic Analysis

604.699.4621

fraser.phillips@teck.com

Media Contact:

Dale Steeves

Director, Stakeholder Relations

236.987.7405

dale.steeves@teck.com

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